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                                                                    EXHIBIT 99.1

                                  [AIMCO LOGO]

                                                                   [     ], 1998

Dear Fellow Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders (the "AIMCO Meeting") of Apartment Investment and Management Company ("AIMCO") to be held at 10:00 a.m., local time, on September 14, 1998, at the principal executive offices of AIMCO at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

     Insignia Merger. As more fully described in the attached Joint Proxy Statement/Prospectus, at the AIMCO Meeting, you will be asked to vote on a merger (the "Merger") of Insignia Financial Group, Inc. ("Insignia") with and into AIMCO. If the Merger is approved by the AIMCO stockholders AIMCO will issue to holders of shares of Class A common stock, par value $.01 per share, of Insignia ("Insignia Common Stock"), an aggregate number of shares of Class E Cumulative Convertible Preferred Stock of AIMCO ("AIMCO Class E Preferred Stock") approximately equal to $303 million divided by the AIMCO Index Price. In addition to receiving the same dividends as holders of shares of Class A common stock, par value $.01 per share, of AIMCO ("AIMCO Common Stock") (other than the first dividend, which will be prorated), holders of AIMCO Class E Preferred Stock on the record date for payment to be set by the AIMCO Board (the "Special Dividend Record Date") will be entitled to a special dividend of an aggregate of $50 million in cash, less certain amounts attributable to options and warrants of Insignia outstanding at the effective time of the Merger (the "Special Dividend"); when the Special Dividend is paid in full, each share of AIMCO Class E Preferred Stock will automatically convert into one share of AIMCO Common Stock (subject to antidilution adjustments, if applicable). If the stockholders of AIMCO do not approve the Merger but the stockholders of Insignia do approve the Merger Agreement, AIMCO and Insignia will still complete the Merger. However, instead of issuing only AIMCO Class E Preferred Stock, AIMCO will issue to holders of Insignia Common Stock, in the aggregate, a number of shares of AIMCO Class E Preferred Stock approximately equal to $203 million divided by the AIMCO Index Price and a number of shares of Class F Cumulative Convertible Preferred Stock of AIMCO ("AIMCO Class F Preferred Stock") approximately equal to $100 million divided by the AIMCO Index Price. The AIMCO Index Price will be the average market price of AIMCO Common Stock during a fixed period prior to the Merger, subject to a maximum average price of $38.00 per share. The AIMCO Index Price is not intended to and will not necessarily represent the fair market value of the AIMCO Class E Preferred Stock or the AIMCO Class F Preferred Stock.

     Holders of AIMCO Class F Preferred Stock (if any is issued) will be entitled to receive the greater of (i) the same dividends as holders of shares of AIMCO Common Stock and (ii) preferred cash distributions of 10% of the liquidation value of such AIMCO Class F Preferred Stock (which will equal the AIMCO Index Price determined without giving effect to the $38.00 limitation), with the preferred distribution rate escalating by 1% each year until a 15% annual distribution rate is achieved. BECAUSE THE AIMCO CLASS F PREFERRED STOCK WILL BE ENTITLED TO A DIVIDEND GREATER THAN THAT PAYABLE ON THE AIMCO COMMON STOCK, IT IS IMPORTANT THAT YOU VOTE FOR THE MERGER. IF THE AIMCO STOCKHOLDERS DO NOT APPROVE THE MERGER, AIMCO CLASS F PREFERRED STOCK WILL BE ISSUED IN LIEU OF AIMCO CLASS E PREFERRED STOCK AND ADDITIONAL DIVIDENDS WILL BE PAID WHICH WILL NOT BENEFIT THE HOLDERS OF AIMCO COMMON STOCK.

                                  [AIMCO LOGO]
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     The calculation of the exact number of shares to be issued in the Merger is complex and is explained in more detail in the accompanying Joint Proxy Statement/Prospectus. However, if the Merger had occurred on July 31, 1998, and assuming the AIMCO stockholders had approved the Merger, AIMCO would have issued
0.238 shares of AIMCO Class E Preferred Stock for each share of Insignia Common Stock (or approximately 7,690,784 shares of AIMCO Class E Preferred Stock in the aggregate), and the per share amount of the Special Dividend would have been $6.13 per share of AIMCO Class E Preferred Stock (equivalent to $1.46 per share of Insignia Common Stock). If the Merger had occurred on July 31, 1998, and assuming the AIMCO stockholders had not approved the Merger, AIMCO would have issued 0.161 shares of AIMCO Class E Preferred Stock and 0.077 shares of AIMCO Class F Preferred Stock for each share of Insignia Common Stock (or approximately 5,209,382 shares of AIMCO Class E Preferred Stock and 2,481,402 shares of AIMCO Class F Preferred Stock in the aggregate), and the per share amount of the Special Dividend would have been $9.05 per share of AIMCO Class E Preferred Stock (equivalent to $1.46 per share of Insignia Common Stock). The actual number of shares to be issued in the Merger will not be known until the Merger is consummated and may be less than the numbers indicated above.

     AIMCO Charter Amendment. At the AIMCO Meeting, you will also be asked to vote on an amendment (the "Amendment") to AIMCO's Articles of Incorporation, as amended and supplemented from time to time (the "AIMCO Charter"), to provide that, after the Merger, the 6 1/2% Convertible Subordinated Debentures due 2016 issued by Insignia (the "Convertible Debentures") underlying the 6 1/2% Trust Convertible Preferred Securities (the "Convertible Preferred Securities") issued by Insignia Financing I (which is a subsidiary of Insignia, and will become a subsidiary of AIMCO as a result of the Merger) will become convertible into the same consideration received by holders of Insignia Common Stock in the Merger.

     Reasons for the Merger. The principal reasons why the Board of Directors (the "AIMCO Board") approved the Merger and the Amendment, and recommends them to you are:

     - Profitable Acquisition. Management believes the Merger will increase AIMCO's profitability as measured by Funds From Operations per share. In addition, the Merger will result in the acquisition of interests in approximately 120,000 apartment units in 592 multifamily properties at prices that AIMCO's management believes are below the cost of building new apartments.

     - Future Opportunities. The Merger will provide AIMCO with control of a significant number of entities owning numerous apartment and other properties and therefor will provide AIMCO with additional opportunities to acquire, refinance and redevelop such properties.

     - Diversification. The Merger increases the geographic diversification of the AIMCO portfolio reducing its exposure to economic downturn in any one local market, and to poor results from any one property.

     - Local Scale. The Merger increases the scale of AIMCO's operations in several local markets making it more feasible to provide concentrated property management focus within such markets.

     Potential Adverse Impacts of the Merger. When considering the Merger and the Amendment, the AIMCO Board noted, among other things, the following potential adverse impacts of the Merger:

     - Increase in Indebtedness. The Merger will result in an increase in AIMCO's consolidated indebtedness of approximately $458 million.

     - Net Income Reduction. The Merger will result in, on a pro forma basis, a reduction in AIMCO's net income per share.

     - Integration. AIMCO may experience difficulty in integrating a company as large as Insignia.

     The AIMCO Board considered the above factors and determined that the benefits of the Merger to AIMCO and its stockholders outweighed the potential adverse impacts of the Merger.

     Prior to the Merger, Insignia will distribute (the "Distribution") to its stockholders all of the common stock of Holdings, to which Insignia has transferred all assets related to its international commercial real estate services business, its cooperative and condominium apartment management business, its single-family
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home brokerage and mortgage origination business, its equity co-investment business and certain other related businesses.

     After the Merger, AIMCO is required to propose to acquire (by merger) all of the outstanding shares of beneficial interest (the "IPT Shares") in Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), not owned by Insignia and its subsidiaries, at a price of at least $13.25 in cash per IPT Share. The aggregate price is expected to be approximately $100 million (approximately $151.2 million if a planned acquisition by IPT of another company is completed).

     In connection with the Merger Agreement, AIMCO entered into Call Option, Put Option and Purchase Price Adjustment Agreements (the "Call Agreements") with various executive officers and stockholders of Insignia (the "Insignia Principals"). Among other things, under certain circumstances the Call Agreements will give AIMCO the right, or obligate AIMCO, to purchase from the Insignia Principals 45% (or 100%, depending on certain factors) of the Insignia Common Stock owned by the Insignia Principals, and the shares of Insignia Common Stock underlying options and warrants held by the Insignia Principals and vested as of March 17, 1998. As of July 31, 1998, an aggregate of 4,261,173 shares of Insignia Common Stock (which includes 1,330,800 shares subject to options and warrants) (or 1,917,528 shares (which includes 598,860 shares subject to options and warrants), depending on certain factors) were subject to the Call Agreements, representing approximately 13% (or 6%) of the outstanding Insignia Common Stock.

     The attached Joint Proxy Statement/Prospectus provides you with detailed information regarding the Merger and related transactions. I urge you to read it carefully.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND THE AMENDMENT, AND RECOMMENDS THAT AIMCO STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AND THE AMENDMENT.

     Whether or not you plan to attend the AIMCO Meeting in person, it is important that your shares be represented at the AIMCO Meeting. Please complete, date and sign your proxy card and return it in the enclosed envelope as soon as possible. Returning your proxy card will not prevent you from attending the AIMCO Meeting and voting in person.

     If you have any questions regarding the Merger, please call Leeann Morein at AIMCO at (303) 691-4342 or Corporate Investor Communications, Inc., AIMCO's proxy solicitor, at (888) 238-1257.

                                            Very truly yours,

                                            Terry Considine
                                            Chairman of the Board and Chief
                                            Executive Officer